111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

July 16, 2020

VIA EDGAR CORRESPONDENCE

David Orlic
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mr. Orlic:

This letter responds to your additional comments, provided by telephone on July 14, 2020, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on March 10, 2020 (the “Registration Statement”). The Registration Statement relates to the FT Cboe Vest U.S. Equity Buffer Strategy ETF (the “Fund”), a series of the Trust. References herein to the “Prior Response Letter” refer to the correspondence filed by the Fund with the Staff on July 6, 2020. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1

Please note that the Staff expects the Fund to delay effectiveness by BXT filing until all Staff comments have been resolved.

Response to Comment 1

The Fund has delayed effectiveness in order to allow the Staff to review the responses to the comments herein.

Comment 2

Please consider whether the use of “Buffer Strategy” in the Fund’s name is appropriate given that the Fund does not provide a defined investment buffer.

Response to Comment 2

The Fund believes that the use of “Buffer Strategy” in the Fund’s name is appropriate given that the Fund invests entirely in a series of “buffered” Underlying ETFs, which use the term in their respective fund names. Additionally, while the Fund itself does not seek to provide a defined investment buffer, it is expected to materially benefit from the buffers provided by the Underlying ETFs.

Comment 3

With respect to the Response to Comment 6 in the Prior Response Letter, please further explain: (i) why, if the Fund is only buying shares of the Underlying ETFs on the open market, the liquidity of flex options held by the Underlying ETFs is relevant to investment viability instead of the size of the Underlying ETFs; and (ii) why the premium or discount of an Underlying ETF will not affect the Fund’s ability to execute its investment objective.

Response to Comment 3

When the Fund executes purchases of an Underlying ETF’s shares on the open market, if the demand for shares created by such purchasing activity exceeds the available supply, Authorized Participants (“APs”) will create more shares of the Underlying ETF to meet the demand. Therefore, the liquidity of the flex options purchased in connection with the creation of those new shares will determine the availability of Underlying ETF shares, instead of the size of the Underlying ETF. Likewise, when the Fund executes sales of an Underlying ETF’s shares on the open market, if the supply for shares created by such selling activity exceeds current demand, the APs will purchase and redeem shares of the Underlying ETF to decrease supply.

For the same reasons discussed above, the Fund does not expect the price of an Underlying ETF to deviate significantly from its net asset value, because the arbitrage activity of the APs (as described above) will balance supply and demand and maintain an acceptable range of premium and/or discount.

Comment 4

Please generally revise the prospectus to make the discussion of the Underlying ETFs’ investment strategies less prominent by moving the majority of such discussion to the Item 9 section of the prospectus and otherwise revising the disclosure as appropriate.

Response to Comment 4

The prospectus has been revised in accordance with this comment.

Comment 5

The last sentence of the carryover paragraph on page 2 of the prospectus states: “[t]here is no guarantee that the Outcomes for a Target Outcome Period will be realized by an Underlying ETF.” Please consider whether this should be revised to state that the Fund will not realize the Outcomes for a given Target Outcome Period.

Response to Comment 5

In accordance with the Response to Comment 4, the disclosure referenced by the Staff has been removed from the prospectus.

Comment 6

The second sentence of the first full paragraph on page 2 of the prospectus states: “[b]ecause the Fund will purchase shares of the Underlying ETFs in connection with creations of new shares of the Fund and during each quarterly rebalance, the Fund typically will not purchase Underlying ETF shares on the first day of a Target Outcome Period.” Please consider whether this should be revised to state that the Fund will never purchase Underlying ETF shares on the first day of a Target Outcome Period.

The following sentence states: “[t]his means that the Fund may experience investment returns very different from those that the Underlying ETF seeks to provide.” Please consider whether “may” should be revised to “is likely to.”

Please also consider adding an additional sentence that states the the Fund may not receive the full benefit of the Underlying ETF buffer and could have limited potential upside.

Response to Comment 6

The Fund believes that the first referenced disclosure, as currently presented, is accurate and appropriate. Although the Fund typically will not purchase Underlying ETF shares on the first day of a Target Outcome Period, during each quarterly rebalance, one of the Underlying ETFs will be entering the first day of its new Target Outcome Period, meaning that there will be times when shares of an Underlying ETF are purchased on the first day of a Target Outcome Period.

The prospectus has otherwise been revised in accordance with this comment.

Comment 7

With respect to the links to the websites of the Underlying ETFs on page 2 of the prospectus, please revise the disclosure to explain how an investor may use the information provided on such websites to understand the current status of the Fund and whether the Fund is an appropriate investment option.

Response to Comment 7

In response to the Staff’s comment, the following underlined text has been added to the referenced disclosure:

Each Underlying ETF’s website provides important information (including Target Outcome Period start and end dates and the cap and buffer), as well as information relating to the potential outcomes of an investment in the Underlying ETF on a daily basis. These websites also provide the remaining cap and remaining buffer (adjusted daily) based on the Underlying ETF’s current bid/ask spread. If you are contemplating purchasing shares, please visit these websites.

As stated above and explained in greater detail within the prospectus, if an Underlying ETF has experienced certain levels of either gains or losses since the beginning of its current Target Outcome Period, there may be little to no ability to achieve gains or benefit from the buffer for the remainder of the Target Outcome Period. These websites contain important information that will assist you in determining whether to buy shares.

Comment 8

Please reinsert the sentence that was deleted from the last full paragraph on page 7 of the prospectus in the last draft that was submitted to the Staff.

Response to Comment 8

The prospectus has been revised in accordance with this comment.

Comment 9

Please move the charts and tables beginning on page 9 of the prospectus to the Item 9 section of the prospectus.

Response to Comment 9

The prospectus has been revised in accordance with this comment.

Comment 10

Under “Buffered Loss Risk,” please revise the last sentence to refer to the first and last day of a Target Outcome Period instead of referencing the date on which the flex options are entered into or expire.

Response to Comment 10

The prospectus has been revised in accordance with this comment.

Comment 11

Under “Capped Upside Risk,” please move the last sentence to become the penultimate sentence.

Response to Comment 11

The prospectus has been revised in accordance with this comment.

Comment 12

The prospectus includes disclosure entitled “Management Risk.” Please consider whether the Fund is accurately characterized as an actively-managed ETF.

Response to Comment 12

The Fund is characterized as an actively-managed ETF because it does not track an index. In contrast, the similar fund currently proposed by Innovator Capital Management, LLC tracks an index of underlying ETFs.

Comment 13

Under “Target Outcome Period Risk,” please consider adding “or sell Underlying ETF shares on the last day of a Target Outcome Period” to the end of the penultimate sentence. Please revise similar disclosure in the prospectus accordingly.

Response to Comment 13

In response to the Staff’s comment, the disclosure below has been added as the following sentence to the above-referenced disclosure throughout the prospectus:

Likewise, the Fund will sell shares of the Underlying ETFs in connection with redemptions of shares of the Fund and during each quarterly rebalance, and such sales typically will not occur on the last day of a Target Outcome Period.

Comment 14

Under “Underlying ETF Exposure Risk,” please consider adding “until the next reset of the Underlying ETF” to the end of the second sentence.

Response to Comment 14

The prospectus has been revised in accordance with this comment.

Comment 15

In addition to moving the majority of the discussion of the Underlying ETFs’ investment strategies to the Item 9 section of the prospectus, please also disclose in Item 9 the Fund’s concentration and name policies.

Response to Comment 15

The prospectus has been revised in accordance with this comment.

Comment 16

Please briefly and clearly state in the front of the strategy discussion the disclosure appearing later regarding equal and/or unequal weighting of the Underlying ETFs.

Response to Comment 16

The prospectus has been revised in accordance with this comment.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric Fred Fess
Eric Fred Fess